As submitted to the Securities and Exchange Commission on June 6, 2016

Filed pursuant to Rule 253(g)(2)

File No. 024-10537

8tracks, Inc.

51 Sharon Street

San Francisco, California 94114

 415-841-3260

www.8tracks.com

  SHARES OF SERIES A PREFERRED STOCK

SEE “SECURITIES BEING OFFERED” AT PAGE 33

	Price Per Share to Public	Total Number of Shares Being Offered	Proceeds to Issuer Before Expenses, Discounts and Commissions*
Series A Preferred Shares	$3.20	3,437,500	$11,000,000

*See the “Plan of Distribution” for details regarding the compensation payable to placement agents in connection with this offering. The company has engaged SI Securities, LLC to serve as its sole and exclusive placement agent to assist in the placement of its securities.

The company expects that the amount of expenses of the offering that it will pay will be approximately $75,000, not including state filing fees.

The offering will terminate at the earlier of: (1) the date at which the maximum offering amount has been sold, (2) June 3, 2017, or (3) the date at which the offering is earlier terminated by the company in its sole discretion. The offering is being conducted on a best-efforts basis without any minimum target. The company may undertake one or more closings on a rolling basis. After each closing, funds tendered by investors will be available to the company.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 8.

The company is following the “Offering Circular” format of disclosure under Regulation A.

The date of this Offering Circular is June 3, 2016.

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In this Offering Circular, the term “8tracks,” “we,” “us,” “our,” or “the company” refers to 8tracks, Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

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SUMMARY

Our Mission

Our mission is to provide a way to connect people through music and explore music through people. Our DJs share a moment in time — an experience, an idea, a feeling — in the form of a highly personal playlist to which others can often relate. In crafting these online mixtapes, our DJs go deep, selecting music they feel deserves an adoring audience, allowing listeners to explore music that’s beyond the pop charts and frequently new to them.

Company Overview

8tracks is a crowd-curated internet radio platform, delivering the right playlist for any moment and taste. Founded in 2008, each month we reach 5 million listeners, who select from more than 2 million lovingly curated playlists. Any user can craft an online mixtape by selecting at least 8 tracks and adding context through a title, cover art and description. DJs also tag a playlist by genre, activity, mood and other themes. Listeners can explore playlists by selecting tag and artist combinations or browse playlists recommended based on their preferences.

DJs create playlists on 8tracks to promote artists they like — many of whom may not receive much exposure on other music services — and for the intrinsic reward of being regarded as a tastemaker by listeners. Listeners tune in for deeper, more relevant, and less repetitious selections. They also enjoy an unmatched opportunity for music discovery and the "soul" and personality behind the music.  Artists and brands gain exposure to a largely millennial audience that’s musically adventurous and culturally influential.

Team

Launched on August 8, 2008 by CEO David Porter and a nights-and-weekends team in New York and San Francisco, we were bootstrapped without paid employees for our first three years of operation. In August 2011, we hired our first full-time employees. Most members of our team are based in San Francisco, and the majority of those employees work in engineering and product. The remaining employees in San Francisco are responsible for general management, finance, business development, marketing, and community management. Our sales team is based in NYC, Chicago and Toronto. Many on the team are long-time contributors, some of whom initially worked without a salary but for equity and out of passion for our mission and product. We have built a unique team culture of enthusiastic, genuine music fans who are incredibly talented in their respective areas of domain expertise.

Industry Background

Nearly everyone, everywhere, listens to some type of music. Consumption of recorded music is typically monetized through upfront purchase (a la carte or subscription) with interactive playback, or through ad-supported, "lean-back" listening. According to the International Federation of the Phonographic Industry, the recorded music industry generates $15 billion in global revenues, and according to the Financial Times, global radio is a $46 billion market. An estimated 3.5 billion people - one-half of mankind - will be online by 2017. And in the United States, 91% of people listen to music at least once a week.

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Both lean-back and on-demand listening are rapidly shifting online from traditional AM/FM radio and physical media. For the first time in 2015, the record industry generated more revenues from streaming than it did from either downloads or physical media. And in the United States, more than 50% of the population aged 12 or older now listens to internet radio each week. However, an enormous amount of consumer attention has yet to shift from traditional radio to internet radio. We believe that the shift from AM/FM radio to online radio listening, due to faster connections and increased availability at home, in the car and on the go, presents an enormous opportunity for growth.

Product

Our team and our community collaborate to offer a unique product for listeners. Our team maintains and improves our platform for crowd curation and our community curates the programming delivered over that platform. To craft an online mixtape, DJs select at least 8 tracks and provide context through title, cover art and description. To aid listener navigation, DJs classify their playlist by genre, activity, mood and other theme. Once published, DJs share their playlists on social media, email, text and other messaging platforms, and the listeners who learn of new playlists through these forms of social discovery often, in turn, share these playlists with their friends and followers. Listeners can select a playlist based on virtually limitless artist and tag permutations. As listeners pick tags and artists, favorite tracks, like playlists, and follow other users, we build a taste profile for each listener, allowing us to recommend relevant playlists for a particular listener’s taste and context.

What Makes Us Different

Unlike most other music streaming services, 8tracks offers its curators a platform for earnest self-expression through the selection of music, image and text, allowing our DJs to tell a story or take listeners on a musical journey. At the same time, our platform enables DJs to serve as “matchmakers” between artists they like and listeners who appreciate that DJ’s taste. The value proposition to our curators is not unlike that of bloggers: the reward is intrinsic, as these users value the positive feedback — plays, likes and comments — they receive from listeners.

Listeners often choose 8tracks over on-demand alternatives when they don’t want to work hard to find something to listen to — our playlists are thoughtfully packaged by our DJs for long-form, lean-back listening. However, unlike other internet radio services, the programming goes deep, affording an incredible range of musical styles and artists, with less repetition and a greater opportunity for music discovery. The human touch in our programming delivers value that transcends the music itself and connects people around a shared experience, thought or emotion.

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Selected Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

•	Our auditor has issued a “going concern” opinion;
•	We face significant market competition;
•	We are a comparatively early stage company and have not yet generated consistent revenues;
•	We currently rely on statutory licenses and various regulations;
•	We operate in a market that is subject to changing statutory provisions and regulations and interpretations of those statutory provisions and regulations;
•	We are dependent on licenses for the rights to content for our public playlists;
•	We offer limited, radio-style functionality that may not be appealing to listeners who want a more interactive music experience;
•	We have limited our functionality outside of the United States and Canada;
•	Market trends could impact our ability to maintain our business plan;
•	Our revenues and profits are subject to fluctuations;
•	If we cannot raise sufficient funds we will not succeed;
•	We depend on key personnel;
•	There is no current market for any of our shares of stock; and
•	Our stock is non-voting; voting control is in the hands of a few large stockholders.

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Strategy

8tracks seeks to increase its audience (listeners), engagement (hours per listener) and monetization (RPM). Total advertising revenue is derived from these three internal metrics; specifically, it is the product of listeners, hours per listener and RPM divided by 1,000. We can increase the size of our audience and level of engagement through tactics designed to drive listener acquisition, conversion and retention.

8tracks has historically done little marketing. We plan to take a greater focus on listener acquisition through:

•	Optimizing our website to encourage higher ranking in search results;
•	Creating better tools to encourage organic sharing of playlists; and
•	Pursuing traditional marketing tactics, including exploration of paid acquisition.

We will also continue to develop ways to increase listener conversion and retention to drive return visits and longer sessions, including:

•	Improving the first-time user experience;
•	Personalizing the user experience based on taste and context;
•	Building a music library to support mobile playlist creation, without the need for uploads;
•	Integrating 8tracks with leading on-demand services; and
•	Executing customer lifecycle marketing campaigns.

Critical to our business model is increasing RPM to ensure a healthy margin over our royalty “CPM” — that is, the cost we pay for royalties per 1,000 hours streamed. Thus, the more hours we stream to listeners, the greater the overall contribution margin generated to cover sales, general and administrative expenses and ultimately net profit. We believe we can increase RPM by:

•	Hiring more ad salespeople in key markets;
•	Developing and improving our native ad product suite; and
•	Revising product, pricing and promotion for our ad-free subscription (8tracks Plus).

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The Offer

Securities offered	Maximum of 3,437,500 shares of Series A Preferred Stock

Common Stock	4,138,530 shares
outstanding before the
Offering (1)

Preferred Stock	3,069,390 shares
outstanding before the
Offering (2)

Preferred Stock	6,506,890 shares
outstanding after the
Offering

Use of proceeds	The net proceeds of this offering will be used primarily to cover operating expenses, including the expansion of our engineering, product, advertising sales, marketing and business development teams, to pay royalties (including royalty obligations incurred in the past), the cost of the offering, and deferred employment compensation. The details of our plans are set forth in our “Use of Proceeds” section.

(1)	Does not include shares issuable upon the exercise of options issued under the 2006 Stock Plan, as amended, and the outstanding warrants.

(2)	Includes issued Series Seed Preferred Stock and Series Seed 2 Preferred Stock.

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RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Our auditor has issued a “going concern” opinion. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to return the business to profitability.

We face significant market competition.

We face intense competition from other streaming music and radio providers. Some of these providers are large internet companies that can offer streaming music at a loss or with little or no profits for an extended period of time, such as Apple and Google. Other competitors are large, well-funded streaming music companies that have already established themselves as market leaders with strong brand name recognition, such as Spotify and Pandora. Our business model is primarily dependent on generating more advertising revenue than what we pay in royalties to content owners. Due to scale economies in advertising sales, streaming music competitors that sell advertising limit our market share, and therefore our ability to compete for advertising dollars to make us profitable.

We are a comparatively early stage company and have not yet generated consistent revenues.

8tracks has incurred a net loss in the last fiscal year, has fewer than ten years of operating history and has had limited revenues generated since inception. There is no assurance that we will once again be profitable or generate sufficient revenues to pay dividends to the holders of the shares. We do not believe that we will be able to generate profits without successfully managing our royalty costs, finding our own valuable niche in a crowded sector, and making our offering more appealing to advertisers. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

We currently rely on statutory licenses and various regulations.

As discussed in “The Company’s Business – Regulation and Copyright”, a significant portion of our content is licensed under statutory licenses created under the U.S. Copyright Act and similar laws in Canada. We believe that after the closing of this Offering and paying SoundExchange outstanding back royalties, we will be in compliance with the terms of the licenses. However, there is always a risk of litigation, such as charges of copyright infringement, non-compliance or claims for non-applicability of or eligibility under those licenses. If we are deemed to have violated the exclusive rights of any copyright owners for which we do not have defenses at law or equity or the protection of one or more statutory licenses, then we could be forced to settle claims of infringement or modify or product offerings, or both. Further, if we are unable to raise the amount sought in this Offering, there is a significant chance we will not be able to pay past royalties and comply with the terms of the licenses.

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We operate in a market that is subject to changing statutory provisions and regulations and interpretations of those statutory provisions and regulations. Regulatory authorities and legislative bodies pass inconsistent and constantly changing laws and regulations, including in the areas related to intellectual property, data protection and the internet. Further, not everyone agrees with statutory interpretations, and lawsuits could change the regulatory landscape on short notice. In particular, we are reliant on various domestic and international laws and regulations to determine our ability and method to stream content. Changes in laws and regulations or different interpretations of those laws and regulations could hinder our ability to operate profitably and therefore continue as a business.

We are dependent on licenses for the rights to content for our public playlists.

We are dependent on the content either licensed to us or made available by our users, and our ability to legally stream content is dependent on negotiated as well as statutory licenses. For all these licenses, there is no guarantee that the rates we currently pay will continue beyond the terms of the licenses. Nor is there any guarantee that we could enter into new licenses on terms that are favorable enough to enable us to be profitable. Although the current statutory licenses under which we primarily operate in the United States expire in five years, regulatory bodies could modify and change the scheme to make it too expensive for us to stream our content.

We have limited our functionality in the markets outside of the United States and Canada.

As of February 2016, users can no longer stream music through our mobile applications outside of the United States and Canada, and the music provided on the web to those other markets is now streamed through YouTube, using metadata sourced from 8tracks. In the last quarter of 2015, less than 10% of our revenue was generated from advertising sales outside the US and Canada, and we expect to lose a significant percentage of this revenue. There is no guarantee that we will be able to recoup this loss in revenue from other sources, including higher advertising rates and subscription fees.

Market trends could impact our ability to maintain our business plan.

We operate in a constantly evolving field. The most significant trends impacting 8tracks are the shift from music downloads to on-demand streaming, and the desire by larger streaming competitors to offer a “one-size-fits-all” service that delivers both lean-back, radio-style streaming alongside lean-forward, on-demand streaming. Though we still only offer limited, radio-style functionality, we have designed our services to accommodate these trends. Our accommodations include directly licensing music to create a library for our DJs (so less need to upload music) and focusing on developments that enhance and differentiate our service, such as better communication of our unique value and partnering with on-demand services in complementary ways. There is no guarantee that our modifications will enable us to succeed or that we will continue to have the ability to adapt to the needs in the market.

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We plan to work with record labels to obtain content for our playlists, and some labels might require equity as part of the deal.
As part of our business strategy, we negotiate with record labels to obtain content for our playlists to be streamed over our website and applications. In doing so, certain record labels might require equity in our company. The issuance of equity in this manner could result in dilution to our stockholders.

Our revenues and profits are subject to fluctuations.

It is difficult to accurately forecast our advertising revenues and operating results, and these could fluctuate in the future due to a number of factors. These factors may include adverse changes in: number of listeners and listener hours, sales performance, royalty costs, infrastructure and streaming costs, headcount and other operating costs, and general economic, industry and regulatory conditions and requirements. The company's operating results may fluctuate from year to year due to the factors listed above and others not listed. At times, these fluctuations may be significant and could impact our ability to operate our business.

If we cannot raise sufficient funds we will not succeed.

For the past year, we have operated at a loss. Our loss for 2015 was $2,608,924. Though we believe we will return to profitability within the next two years, if we are unable to raise enough money in the Offering we will be unable to pay the costs needed for us to continue operations, including past royalties and general operating expenses. Additional fundraising in the future may be offered at a lower valuation, which would dilute the interest of investors in this offering, or on more favorable terms – for example, debt financing, which could be positioned ahead of the investors in this offering in terms of seniority.

We depend on key personnel.

Our future success depends on the efforts of a small number of key personnel, including our founder David Porter and our engineering team. Our engineering team is responsible for the smooth streaming of content and placement of advertising. There can be no assurance that we will be successful in attracting and retaining the personnel we require to operate, improve and market our website and mobile applications, and to compete with other music content providers.

There is no current market for any of our shares of stock.

There is no formal marketplace for the resale of the Series A Preferred Stock. Shares of Series A Preferred Stock may be traded on the over-the-counter market to the extent any demand exists. Investors should assume that they may not be able to liquidate their investment for some time, or be able to pledge their shares as collateral.

Investors will be subject to the terms of the Subscription Agreement.

As part of this investment, each investor will be required to agree to the terms of the Subscription Agreement included as Exhibit 4 to the Offering Statement of which this Offering Circular is part. By each investor’s execution of the Subscription Agreement and under the terms thereof, each investor will join as a party to the Amended and Restated Investors’ Rights Agreement dated as of , 2016, as entered into by the company with the holders of the company’s Series Seed Preferred Stock, Series Seed Preferred Stock and certain holders of Common Stock. The Amended and Restated Investors’ Rights Agreement has been filed as an exhibit to the company’s Offering Statement of which this Offering Circular is part.

Our stock is non-voting; voting control is in the hands of a few large stockholders.

The Series A Preferred Shares we are offering are non-voting, so you will not be able to influence our policies or any other corporate matter, including the election of directors, changes to our company’s governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. The class and voting structure of our stock has the effect of concentrating voting control with a few people or entities, and some of these larger stockholders include, or have the right to designate, executive officers and directors of our Board. These few people and entities make all major decisions regarding the company. As your stock is non-voting, you will not have a say in these decisions.

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DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. Occasionally, strategic partners are also interested in investing at an early stage. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders, early employees, or investors from prior financings, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs. Dilution may also be caused by pricing securities at a value higher than book value or expenses incurred in the offering.

The following table compares the price that new investors are paying for their shares with the effective cash price paid by existing shareholders, giving effect to full conversion of all outstanding stock options and warrants, and assuming that the shares are sold at $3.20 per share. The schedule presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the SEC requires.

	Dates Issued	Issued Shares		Potential Shares		Total Issued and Potential Shares	Effective Cash Price per Share at Issuance or Potential Conversion

Common Shares	2007-2015	4,138,530				4,138,530	$0.0045	(3)
Series Seed Preferred Shares	2011-2013	1,352,822	(1)			1,352,822	0.8833
Series Seed Preferred Shares (converted notes)	2011	927,596	(1), (5)			927,596	0.7508	(5)
Series Seed-2 Preferred Shares	2014	643,776	(1)			643,776	2.1824
Series Seed-2 Preferred Shares (2016 issuances)	2016	145,196	(1)			145,196	2.1824
Warrants:
Warrants (in conjunction with notes payable)	2015			25,712	(4)	25,712	0.7000
Warrants (2016 issuance)	2016			4,132	(4)	4,132	0.7000
Options:
Outstanding Stock Options	Various			1,187,740	(4)	1,187,740	0.5905	(2)

Total Common Share Equivalents		7,207,920		1,217,584		8,425,504	0.5168
Investors in this offering, assuming $11 million raised		3,437,500				3,437,500	3.2000

Total after inclusion of this offering		10,645,420		1,217,584		11,863,004	1.2943

(1)	Assumes conversion of all issued preferred shares to common stock.
(2)	Stock option pricing is the weighted average exercise price of outstanding options.
(3)	Common shares issued for various prices ranging from $0.0002 to $0.70 per share. Weighted average pricing presented.
(4)	Assumes conversion at exercise price of all outstanding warrants and options.
(5)	Convertible notes were converted at various discounts and terms. The table presents the weighted average cash price, which is inclusive of converted accrued interest of $330,468 on the original convertible note combined principal of $366,000.

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The following table demonstrates the dilution that new investors will experience upon investment in the Company.  This table uses the Company’s net tangible book value as of December 31, 2015 of $(109,941), which is derived from the net equity of the Company in the December 31, 2015 financial statements. This tangible net book value is then adjusted to contemplate conversion all other convertible instruments outstanding at current that would provide proceeds to the Company, which assumes exercise of all options (1,187,740 shares) and warrants (29,844 shares) outstanding through current.  Such conversions would provide $722,251 of proceeds and result in the issuance of 1,217,584 shares of common stock, which are considered in the figures used in the calculations presented in the table.

The tables present three scenarios for the convenience of the reader: a $1,000,000 raise from this offering, a $6,000,000 raise from this offering, and a fully subscribed $11,000,000 raise from this offering (maximum offering).

On Basis of Full Conversion of Issued Instruments	$1 Million Raise		$6 Million Raise		$11 Million Raise

Price per share	$3.20		$3.20		$3.20
Shares issued	312,500		1,875,000		3,437,500
Capital raised	$1,000,000		$6,000,000		$11,000,000
Less: Offering costs	$(150,000)		$(525,000)		$(900,000)
Net offering proceeds	$850,000		$5,475,000		$10,100,000
Net tangible book value pre-financing	$612,310	(2)	$612,310	(2)	$612,310	(2)
Net tangible book value post-financing	$1,462,310		$6,087,310		$10,712,310

Shares issued and outstanding pre-financing, assuming full conversion	8,425,504	(1)	8,425,504	(1)	8,425,504	(1)
Post-financing shares issued and outstanding	8,738,004		10,300,504		11,863,004

Net tangible book value per share prior to offering	$0.073		$0.073		$0.073
Increase/(Decrease) per share attributable to new investors	$0.095		$0.518		$0.830
Net tangible book value per share after offering	$0.167		$0.591		$0.903
Dilution per share to new investors ($)	$3.033		$2.609		$2.297
Dilution per share to new investors (%)	94.77%		81.53%		71.78%

(1)	Assumes conversion of all issued preferred shares to common stock, conversion of 1,187,740 outstanding stock options (providing proceeds of $701,360 to net tangible book value), and conversion of 29,844 outstanding stock warrants (providing proceeds of $20,891 to net tangible book value).

(2)	Net Tangible Book Value is adjusted for conversion proceeds for the outstanding warrants and stock options discussed at (1).

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The next table is the same as the previous, but adds in consideration of authorized but unissued stock options, presenting the fully diluted basis. This adds 320,227 pre-financing shares outstanding and is not adjusted for potential conversion proceeds on the hypothetical exercise of these options.

On Basis of Full Conversion of Issued Instruments and Authorized but Unissued Stock Options	$1 Million Raise		$6 Million Raise		$11 Million Raise

Price per share	$3.20		$3.20		$3.20
Shares issued	312,500		1,875,000		3,437,500
Capital raised	$1,000,000		$6,000,000		$11,000,000
Less: Offering costs	$(150,000)		$(525,000)		$(900,000)
Net offering proceeds	$850,000		$5,475,000		$10,100,000
Net tangible book value pre-financing	$612,310	(2)	$612,310	(2)	$612,310	(2)
Net tangible book value post-financing	$1,462,310		$6,087,310		$10,712,310

Shares issued and outstanding pre-financing, assuming full conversion and authorized but unissued stock options	8,745,731	(1)	8,745,731	(1)	8,745,731	(1)
Post-financing shares issued and outstanding	9,058,231		10,620,731		12,183,231

Net tangible book value per share prior to offering	$0.070		$0.070		$0.070
Increase/(Decrease) per share attributable to new investors	$0.091		$0.503		$0.809
Net tangible book value per share after offering	$0.161		$0.573		$0.879
Dilution per share to new investors ($)	$3.039		$2.627		$2.321
Dilution per share to new investors (%)	94.96%		82.09%		72.52%

(1)	Assumes conversion of all issued preferred shares to common stock, conversion of 1,187,740 outstanding stock options (providing proceeds of $701,360 to net tangible book value), conversion of 29,844 outstanding stock warrants (providing proceeds of $20,891 to net tangible book value), and conversion of authorized but unissued stock options of 320,227 shares (no adjustment for proceeds contemplated in the calculations).

(2)	Net Tangible Book Value is adjusted for conversion proceeds for the outstanding warrants and outstanding stock options discussed at (1).

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The final table is the same as the previous two, but removes the assumptions of conversion of options and warrants and consideration of authorized but unissued stock options, instead only presenting issued shares (common shares, plus the assumption of conversion of all issued and outstanding preferred shares).

On Issued and Outstanding Basis:	$1 Million Raise	$6 Million Raise	$11 Million Raise

Price per share	$3.20	$3.20	$3.20
Shares issued	312,500	1,875,000	3,437,500
Capital raised	$1,000,000	$6,000,000	$11,000,000
Less: Offering costs	$(150,000)	$(525,000)	$(900,000)
Net offering proceeds	$850,000	$5,475,000	$10,100,000
Net tangible book value pre-financing	$(109,941)	$(109,941)	$(109,941)
Net tangible book value post-financing	$740,059	$5,365,059	$9,990,059

Shares issued and outstanding pre-financing	7,207,920 (1)	7,207,920 (1)	7,207,920 (1)
Post-financing shares issued and outstanding	7,520,420	9,082,920	10,645,420

Net tangible book value per share prior to offering	$(0.015)	$(0.015)	$(0.015)
Increase/(Decrease) per share attributable to new investors	$0.114	$0.606	$0.954
Net tangible book value per share after offering	$0.098	$0.591	$0.938
Dilution per share to new investors ($)	$3.102	$2.609	$2.262
Dilution per share to new investors (%)	96.92%	81.54%	70.67%

(1)	Assumes conversion of all issued preferred shares to common stock.

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Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company and your shareholding may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), agreements with record labels and copyright holders to obtain the rights to additional content, employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and will experience control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

•	In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

•	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

•	In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the amount of convertible notes that the company has issued (and may issue in the future), and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

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USE OF PROCEEDS TO ISSUER

The net proceeds of a fully subscribed offering to the issuer, after the expenses of the offering (payment to SeedInvest, and legal, accounting and related expenses), will be approximately $10,100,000. We plan to use these proceeds as follows:

•	Approximately $335,000 to pay employees who are working at reduced salaries during the first half of 2016 for the shortfall in those salaries, plus a cash bonus equal to that shortfall, including $28,000 to David Porter, CEO and $52,000 to Peter Buettner, VP of Engineering;
•	Approximately $13,000 to pay employees who were put on furlough during the first half of 2016, as an incentive to return to the team;
•	Approximately $1,160,000 to SoundExchange and other royalty collection agencies for past-due royalties and interest;
•	Approximately $3,800,000 to hire new employees and increase current salaries to market rates over the next 24 to 36 months; and
•	Approximately $2,500,000 to cover the shortfall of the remaining operating expenses, net of revenues, over the next 24 to 36 months; such operating expenses include content acquisitions costs paid for our sound recording and music composition royalties in the United States and Canada, server and streaming costs, payroll, and office expenses.

Approximately $2,292,000 or 23% of the net proceeds, has not been allocated for any particular purpose. At the discretion of the company, those funds will be used to increase the size of our engineering, product, sales, and marketing teams; expand our music library; and actively market the service to listeners, DJ and brands to increase our user base.

Because the offering is a “best efforts” offering without a minimum offering amount, we may close the offering without sufficient funds for all the intended purposes set out above. If the offering size were to be $5,000,000, then we estimate that the net proceeds to the issuer would be approximately $4,550,000. In such an event, 8tracks will adjust its use of proceeds by reducing adjustment of salaries to market rates and by reducing planned growth in our employee headcount, content acquisition and marketing campaigns. The company will still use the proceeds for payments to employees and SoundExchange as specified above.

The company reserves the right to change the above use of proceeds if management believes it is in the best interests of the company.

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THE COMPANY’S BUSINESS

Overview

8tracks, Inc. was founded in 2006 to provide “crowd-curated” internet radio. We launched our website on August 8, 2008. In April 2011, we launched on iOS, followed by our Android launch seven months later. In August 2011, we hired our first full-time employees. Since 2011, we have sought to improve our offering for listeners, DJs and advertisers. We periodically introduce updated versions of our website and iOS and Android applications.

Roughly 1% of our audience curates and publishes playlists through our website. All of our users are able to listen to these public playlists from any of our platforms, including our website, iOS mobile application and Android mobile application.

Our business is supported primarily through advertising and secondarily through subscription. Our advertising revenue accounted for 98% of our revenues in 2015.

Principal Products and Services

In the United States and Canada, 8tracks provides “crowd-curated” internet radio that is available through our website and through applications on both iOS and Android platforms. In the rest of the world, users can listen to playlists through a series of YouTube videos embedded on our website.

In essence, 8tracks offers two main features: playlist creation and listening.

Most of our users do not create playlists but simply listen to a selection of playlists from those who do. Roughly 1% of our users create playlists; we refer to such users as “DJs”. Other users can then listen to those playlists, and more than 2 million playlists are available on the platform today. DJs create playlists by uploading music to our servers or by selecting tracks from our licensed music library; adding context through a title, cover art (like a “mixtape” from the 1980s), description, and tags that classify the playlist by genre, activity, mood or other theme; and then publish on the platform and through social media. Listeners, in turn, can select a playlist based on the artists included therein or the DJ’s tags. As listeners use 8tracks, we track preferences and automatically present on the home screen those playlists most relevant for their taste and context.

Though playlist creation is currently limited to our website, by the end of 2016, we are planning to include this feature as part of our mobile applications.

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These services are provided to 8track users through the following two main models:

•	A free, standard service that allows users to both create and listen to playlists in an ad-supported environment
•	A premium, subscription-based service (8tracks Plus) that removes all advertising from the listening experience. 8tracks Plus subscribers also have some additional DJ tools

Technology and Distribution

We use laptops and a variety of SaaS tools in developing our services, including Amazon Web Services for hosting and streaming. 8tracks delivers its product to web-based listeners over the internet and in the United States and Canada to mobile applications listeners on iOS and Android platforms.

Market

Our market is digital radio and streaming music listening from the consumer perspective, and digital and radio advertising from the brand perspective.

Our customers are listeners who tune into the website or apps, DJs who create the programming, brands who market to our audience, and artists and labels who benefit from paid or organic promotion on the network. A recent Edison Research study estimates that in the United States in 2016, 155 million or 57% of Americans ages 12 and up listen to digital radio or stream music at least once a month, and 136 million or 50% in the same age bracket listen or stream at least once a week.

According to the Financial Times, the global radio market is $46 billion, including both internet and terrestrial radio. Driven by growth in wireless broadband penetration and internet-enabled devices, we believe this market will continue to shift from terrestrial delivery to IP-based delivery in future.

Our Value

We serve this market by providing a highly relevant, deep, lean-back listening experience – you press play and then sit back and listen. We believe 8tracks delivers a more relevant listening experience (based on taste and context) than that offered by traditional radio and competitors in internet radio.

From a functional standpoint, 8tracks is:

•	Radio (not on-demand)
•	Curated (not algorithmic)
•	Crowd-curated (not editorially compiled)

From the standpoint of unique value proposition, 8tracks features:

•	Greater depth, served up in a coherent, lean-back manner (and thus improved music discovery)
•	A human touch in our programming, providing value that transcends the music itself and connects people around a shared experience

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Strategy

8tracks seeks both audience growth and marginal profitability.

The key performance indicators (KPIs) by which we evaluate the success of our strategy include:

•	ATH, aggregate tuning hours, or listener hours, the total number of hours of music content streamed by listeners during a month
•	MAU or monthly active users, the total number of people who visit the website or mobile apps during a month
•	Listeners, the number of MAU that click play to listen
•	Hours per user, the average level of ATH per MAU
•	RPM, or average revenue per thousand hours streamed
•	Conversion and retention rates

We have focused on listener conversion and retention to drive growth. We can increase the likelihood that a new visitor to the website or apps will click play, have an enjoyable listening experience, and come back to listen again through a variety of tactics, including:

•	Improving the first-time user experience, to clarify 8tracks’ unique value proposition and to solicit a would-be listener’s music preferences
•	Personalization of the user experience to ensure those playlists most relevant for a particular listener’s taste and context are surfaced
•	Ongoing marketing across a listener’s life cycle through well-timed use of email and push notifications
•	Creation of a directly-licensed music library to support playlist creation without the need for uploads
•	Introduction of playlist creation on iOS and Android mobile apps
•	Integration of 8tracks within leading on-demand services to ensure listeners have a complete consumption experience

We continue to leverage, and seek to improve, the low-cost ways in which we have historically attracted new listeners and amassed our current audience, including:

•	Providing the right tools to encourage organic sharing of playlists on social media, which continues to create a large volume of backlinks, enhancing ranking in search results
•	Ensuring we structure the web product so as to be optimized for search engines

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However, we will execute other, traditional marketing tactics in 2016-18, including:

•	Clarifying the 8tracks brand to improve our ability to target our core users and to market more effectively to advertisers
•	Coordinating thoughtful, well-timed press coverage
•	Testing college outreach, guerilla marketing, content marketing, and influencer recruitment
•	Evaluating the potential for paid user acquisition

Advertising revenue is a function of audience (MAU and listeners), engagement (hours per user) and monetization (RPM). In addition to the initiatives noted above, which are designed to drive audience growth and engagement, we will:

•	Hire more ad salespeople to increase average RPM
•	Re-price and re-position our ad-free subscription offering (8tracks Plus)
•	Enrich our 8tracks Plus subscription with “interactive radio” features (more skips, caching of playlists), to the extent we can license these features

Because advertising sales feature scale economies – it’s easier to sell ads, and at higher CPMs, if the platform is larger – we will also seek to strike direct deals with record labels to achieve near-term reductions in royalties (as well as to populate our music library) as we seek to increase the size of our audience.

Advertising Revenues

We receive the majority of our revenues through advertising. The majority of our advertising revenues are derived from advertisements for brands that seek to reach our audience in the United States and Canada. Advertising is typically priced on a CPM (cost per thousand) basis; this is the price an advertiser pays for every 1,000 impressions of their ad. CPMs vary based by sales channel and ad product.

We sell our advertisements through three channels:

•	Direct sales: We have an internal sales team based primarily in New York, which negotiates directly with brands and their representative agencies. We receive the highest CPM for these ads
•	Partner sales: We work with premium partners, including other publishers and ad networks, to sell ads
•	Programmatic ads: We use this channel to sell our remnant inventory of ad space. These ads have the lowest CPMs

We offer three primary types of ad products:

•	Display: Banners and other static ads, including homepage takeovers on the website and mobile applications
•	Video: Video ads typically presented before a playlist starts
•	Native: Bespoke advertisements that are similar to our primary content, including sponsored playlists created by or on behalf of a brand (e.g., playlists created by celebrity athletes who are sponsored by Under Armour) and promoted songs played between playlists

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Subscription Revenues

Subscription revenues are derived from a paid-subscription service, 8tracks Plus. We currently offer two subscription plans – a flat fee for six months of service available on all of our platforms and an annual plan available on our iOS platform. Subscription revenues accounted for 1.7% of our revenues in 2015, and 0.8% of our revenues in 2014.

Competition

We compete for listeners with other internet radio and streaming music providers, including Pandora, Spotify, Google’s YouTube, Apple Music, iHeartRadio and SoundCloud. Our closest competitors, Pandora and iHeartRadio, also offer lean-back, radio-style listening or pureplay listening. These two pureplay internet radio services are currently larger than us. Other competitors provide interactive, on-demand streaming (where the listener can select a specific song, album or artist) or a one-size-fits-all service, which combines internet radio and on-demand steaming. YouTube, Spotify and SoundCloud have a significant concentration of listeners in our core demographic (18-24 specifically and millennials broadly), and all three provide a combined service.

Like other radio services, 8tracks is supported by advertising and free to consumers. Therefore, we compete for advertising dollars with other streaming music providers that offer an advertising-supported business model, in particular Pandora and Spotify.

Regulation and Copyright

We operate in a highly regulated sector, and the music content we stream is subject to copyrights. In the United States, the Digital Performance Right in Sound Recordings Act of 1995 and the Digital Millennium Copyright Act of 1998 (collectively, the “Copyright Act”) create statutory licenses that allow us to stream sound recordings lawfully released to the public with the consent of the copyright owners of such recordings to our users without having to obtain direct licenses from each of the copyright owners. In order to operate under these licenses, we must comply with various statutory conditions as well as regulations implemented pursuant to the statutory licenses. We must also pay applicable sound recording performance and reproduction royalties to SoundExchange, the non-profit organization that is currently designated to collect and distribute those sound recording royalties.

Under these licenses, the Copyright Royalty Board (the “CRB”) determines the applicable royalty rates. Until December 31, 2015, the rates we used were determined through a settlement agreement that webcasters reached with SoundExchange, called the Pureplay Settlement. Effective January 1, 2016 and through the next five years, the CRB determined a new rate scheme.

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There is a similar statutory scheme in Canada.

The statutory licenses are only relevant to the extent that we do not have direct licenses. We have been pursuing direct licenses to increase the size of our music library and have closed deals with indie labels, indie label aggregators, and independent artist aggregators. However, we still pay approximately 85% our sound recording performance royalties to SoundExchange under the statutory licenses.

We also pay music publishers (owners of the music compositions underlying licensed sound recordings) for the right to publicly perform the musical works embodied in sound recordings. These performance royalties are paid to ASCAP, BMI, and SESAC in the United States, and SOCAN in Canada

Outside of the United States and Canada, there are a variety of laws and regulatory schemes that protect music content. In the rest of the world, listeners can listen to the songs included in 8tracks playlists by streaming corresponding music videos that are offered through the YouTube player embedded on the 8tracks website rather than by streaming directly from our own servers.

Suppliers

Our main suppliers are our music content providers: record labels, performing artists, music publishers, and their agents and representatives. Please see “The Company’s Business – Regulation and Copyright” for more details.

Employees

We currently have 21 full-time employees working primarily out of San Francisco, California. Most of our advertising sales team is based in New York, New York, and we have one full-time employee in Chicago, Illinois. Currently, we engage four part-time contractors and one full-time contractor.

Research and Development
During the last two fiscal years, the company has not invested in company-sponsored research and development activities.

Trademarks

We have trademarks for 8tracks and our logo in the United States, the European Community, the Russian Federation, Japan and Australia. We also have a trademark for 8tracks in China. We do not own any patents.

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Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

THE COMPANY’S PROPERTY

We do not own any significant property. We lease our space in San Francisco, California from Mark Hamilton, who is also an investor in 8tracks. In New York, New York, we lease office space from WeWork.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results

8tracks launched in August 2008 and began generating revenues in March 2009. 8tracks has generated revenues in each of the three prior fiscal years. Though we have realized net profits in the past, we currently operate at a net loss.

Revenue totaled $3,095,269 in 2015 and $3,928,253 in 2014, a decrease of $832,984 (21%). Our revenue is derived primarily from our advertising. Advertising revenue is the product of two unaudited metrics:

●	ATH, or aggregate tuning hours, the total number of hours of music content streamed by listeners during a month, and
●	RPM, or average revenue per thousand hours

We calculate advertising revenue for ad-based users as ATH x RPM, divided by 1,000. ATH reflects our scale of operations – how much consumer attention we command over the course of a month – and delivers the “fuel” for monetization through advertising or other revenue models. ATH is, in turn, the product of two unaudited metrics:

●	MAU, or monthly active users, the total number of people who visit the website or mobile apps during a month, and
●	Hours per user, the average level of ATH per MAU

ATH totaled 19.8 million in December 2015 and 28.3 million in December 2014, a decrease of 8.5 million (30%). This was largely attributable to a decline in MAU, which totaled 5.7 million in December 2015 and 7.8 million in December 2014, a decrease of 2.1 million (27%). We calculate MAU by tracking the number of unique people who visit our mobile apps (for which login is required) and website (for which login is not required but cookies are used for tracking). As a visitor could access our website from multiple computers or delete cookies on any one computer, MAU is an approximate gauge and could overstate the actual number of unique active users in a month.

While hours per user also declined by 8% (to 3.4 in December 2015 from 3.7 in December 2014), the decline in MAU has been the most significant drag on our revenues over the past two years. We attribute the decline in MAU to both internal and external factors. Perhaps most significant, we have lacked sufficient financial resources to hire the required engineering, product and marketing talent to drive acquisition, conversion and retention of our users. Instead, we have focused on direct advertising sales and content acquisition in order to push for long-term profitability. In addition, we believe MAU has suffered as a result of the cannibalistic effect of Spotify’s growth, in particular from its introduction of a free mobile offering in December 2013.

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To drive MAU and ATH in future, 8tracks we plan to focus on authentic, low-cost marketing; distribution partnerships; a simpler, more relevant listener experience; lifecycle marketing; and easier playlist creation.

In contrast to ATH, RPM measures the efficacy with which we turn our consumer attention into revenue – particularly advertising revenue. Stated another way, RPM answers the question “How much revenue can we generate per hour (or per thousand hours) streamed?” The RPM we earn from advertisers depends on the mix and frequency of advertising types (e.g. display, video, native) presented to a user over the course of an hour, on average, and the average price of each ad type (typically based on “cost per thousand impressions” or CPM).

On an overall basis, RPM totaled $17.35 in the fourth quarter of 2015 and $14.06 in the fourth quarter of 2014. However, over the past two years, we have focused on increasing RPM in the United States. In the fourth quarter of 2013, we hired our first director of advertising sales, and we recently hired our first direct seller in Canada; our sales team has since grown from 1 to 6 full-time contributors, including direct sellers in the United States and Canada, sales planning, account management, and advertising operations. Our sales team has sought to increase RPM by increasing the number and magnitude of campaigns sold directly and by selling ad types that command higher CPMs, including video ads and native ads. Native ads match the content of our platform and include bespoke sponsored playlists developed for or by brands. The sales team also works with premium partners (e.g., VICE) to sell ads. Our remaining ad inventory (remnant), including nearly all of our inventory outside the US and Canada, is sold through ad networks or programmatic exchanges, which deliver relatively lower CPMs.

The increase in RPM over the past two years was driven by sales in the United States. Accordingly, we have observed changes in RPM as follows:

	Q4-2015	Q4-2014	Change (%)
US	$35.06	$24.21	+45%
Canada	$10.58	$12.39	-15%
Rest of world (ROW)	$3.93	$3.99	-2%
Total	$17.35	$14.06	+23%

To drive RPM in future, 8tracks will focus on hiring more sellers in the right markets; creating innovative, high-margin advertising products that target our millennial audience in an authentic way; better marketing of our advertising products; and collaboration with sales partners.

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In February 2016, we shut off streaming to listeners outside the US and Canada. In the fourth quarter of 2015, ROW accounted for less than 10% of advertising revenue.

While advertising accounted for more than 98% of our total revenue in 2015 and 99% of our total revenue in 2014, subscription revenue from 8tracks+ (our ad-free offering) grew to $51,346 (1.7% of total revenue) in 2015 from $30,342 (0.8% of total revenue) in 2014. Due to limited resources, we had not focused on our subscription product but believe it represents an area of potential growth. We plan to re-price and re-position the basic 8tracks+ offering, and we will consider the potential for interactive features to enhance it (e.g. more skips, playlist caching) through direct deals with record labels. During 2015 and 2014, revenue from sources other than advertising and subscription represented 0.5% or less of our total revenue.

Cost of revenue totaled $2,044,933 in 2015 and $1,644,688 in 2014, an increase of $400,245 (24%), driven by an increase in content acquisition costs. Since January 2014, 8tracks has paid royalty rates available under the Pureplay Settlement. New statutory sound recording royalty rates took effect in January 2016 and will remain in place for the next five years, growing, if at all, based upon changes in the CPI index. As the new royalties are calculated on a per-play basis, we expect the cost of revenue to grow roughly in line with increases in ATH. Please see “The Company’s Business – Regulation and Copyright” for more details.

Operating expenses totaled $3,639,685 in 2015 and $2,282,163 in 2014, an increase of $1,357,522 (59%). The primary components of this increase were:

●	An increase of $902,355 (56%) in compensation & benefits, due to 7 new hires in our sales group, 3 new hires for our product team, and salary adjustments to retain or replace existing personnel, particularly in engineering
●	An increase of $297,747 (85%) in general & administrative costs, due to rent, equipment and office supplies required to support the increased headcount
●	An increase of $144,704 (48%) in professional fees, due to legal work associated with financing and licensing

As of April 29, 2016, the company had 21 full-time employees and 1 full-time contractor, representing approximately $162,000 in monthly operating expenses. By December 2016, we plan to have 31 full time employees, representing approximately $350,000 in monthly operating expenses. These hires will primarily increase the size of our engineering, sales, and marketing teams. We anticipate further increases in compensation and benefits as we adjust current salaries to market rates in order to reward and retain our talent. We also expect further increases in general and administrative costs as we move to a new office space at market rent.

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Our net loss totaled $2,608,924 in 2015; our net income totaled $1,402 in 2014. Our net loss was primarily driven by three factors, as noted above:

●	Decrease in revenue of 21%, itself due primarily to a decrease in MAU of 27%
●	Increase in content acquisition costs of 32%, reflecting an increase in sound recording performance and reproduction royalties
●	Increase in compensation & benefits of 56%, and increase in general & administrative costs of 85%, both attributable to increased headcount

Although 8tracks is not currently profitable, we expect a return to profitability in 2017 based on growth in MAU, hours per user, and RPM -- which taken together drive revenue. For example, in December 2017, we forecast ATH at 47 million, monetized at an average RPM of $42, reflecting total monthly revenue of just under $2 million. At this scale, we would pay roughly $1 million in cost of revenue (92% of which comprises sound recording and music composition royalties), resulting in just under $1 million in gross profit. Assuming roughly $400,000 in payroll and other monthly operating costs, we would generate $600,000 in monthly earnings before interest, taxes, depreciation and amortization (EBITDA).

As bolstered by requisite hires in engineering, product, marketing and sales, our team will focus on the strategy outlined above to acquire new traffic in a cost-effective manner, convert and retain a listeners at higher rates, and monetize that attention through improvements in our advertising and subscription models.

Liquidity and Capital Resources

In April 2015, 8tracks entered into a loan agreement with Silicon Valley Bank, which issued two loans to the company: a revolving line of credit and a growth capital loan.

The revolving line of credit allows 8tracks to borrow up to $2 million against 80% of eligible accounts receivable. As of December 31, 2015, we owed $560,659 under this line of credit, which accrues interest at a variable rate equal to prime plus 1% (4.5% as of December 31, 2015). Our working capital revolving credit line matures in April 2017 although earlier repayments may be necessary depending on fluctuations in our accounts receivable.

The growth capital loan allows 8tracks to borrow up to $500,000. As of December 31, 2015, we owed the full $500,000 available under the loan, which accrues interest at a variable rate equal to prime plus 2.75% (6.25% as of December 31, 2015). Beginning on January 1, 2016, 36 monthly payments of $13,889 principal, plus all accrued but unpaid interest at each payment date, are due monthly until maturity on December 1, 2018.

We have provided Silicon Valley Bank a warrant to purchase 25,712 shares at a strike price of $0.70.

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8tracks closed its first institutional round of funding in October 2011. Through the sale of shares under Regulation D of the Series Seed Preferred Stock and the Series Seed 2 Preferred Stock, 8tracks received over $3.3 million. Investors in these offerings included venture firms and angels, such as Index Ventures, Andreessen Horowitz, SoftTech, 14W (backed by Len Blavatnik), Pete Tong, Steve Aoki and a number of individuals in the traditional and digital music sectors.

The company is currently is offering Series Seed 2 Preferred Stock under Regulation D to private investors. Since December 31, 2015, and as of March 15, 2016, we have sold $317,000 of Series Seed 2 Preferred Stock in that offering.

Trend Information

As 8tracks has a significant concentration of its audience in the 18-24 (college) demographic, we typically see higher levels of MAU and ATH between college midterms and finals each semester, in late first quarter and across the second quarter and in late third quarter and across the fourth quarter. Over time, we have also seen a steady shift to listening on mobile devices and we expect this trend to continue.

As noted above, we will continue to hire new ad sellers in order to increase the volume of direct sales and thus RPM. From a sector standpoint, we typically observe higher levels of advertising sales in the fourth quarter as advertisers promote products for the holidays.

As sound recording royalties – which comprise the vast majority of cost of revenue – are calculated on a per-play basis, and the platform averages 15 song plays per hour, we expect the cost of revenue to grow roughly in line with increases in ATH. Our operating expenses, on the other hand, will likely increase by 25-50% as we adjust current salaries to market ranges, hire more employees (particularly engineers), and move to a new office space.

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term of Office (if indefinite, give date appointed)	Approximate hours per week (if part-time)/full- time
Executive Officers:

David Porter	CEO	46	Indefinite, appointed October 13, 2006	Full-time
Sam Filer	Director of Finance & Operations	37	Indefinite, appointed August 24, 2015	Full-time

Directors:

David Porter	Sole Director	46	Indefinite, appointed October 13, 2006	Full-time

Significant Employees:

David Porter	CEO	46	Indefinite, appointed October 13, 2006	Full-time
Peter Buettner	VP of Engineering	49	Indefinite, appointed October 12, 2015	Full-time

David Porter, Chief Executive Officer and Sole Director

David Porter is currently our Chief Executive Officer. He has served in that position since founding 8tracks, from October 2006 to the present date. Prior to joining 8tracks, he was the General Manager and Director of Business Development for Live365, from January 2003 to May 2006, and oversaw all non-technical operations, reaching profitability in 2005.  In that position, he was responsible for strategic planning, distribution partnerships, marketing for the company’s “consumer broadcasting” subscription offering, financial analysis and high-level product planning.

Prior to this role, he was Manager of Business Development at Live365, a role in which he planned, created and executed partnerships, with a focus on internet radio devices. He also acted as financial controller for part of this period.

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Prior to business school, David was an auditor at Arthur Andersen in London and Chicago.  He holds an MBA from the University of California at Berkeley and a BS degree in accountancy from the University of Illinois in Champaign-Urbana, graduating Bronze Tablet (top 3% of class), and is a CPA.

Sam Filer, Director of Finance & Operations

Sam Filer is currently our Director of Finance & Operations. He has served in that position from August 2015 to the present date. Prior to joining us, he was Head of Finance at Life360 between April 2014 and June 2015, where he managed a successful $50 million Series C financing and upgraded the operational IT system to Netsuite. Between August 2012 and January 2014, he was Product Manager at Zynga, where he launched Running with Friends, which reached number one on the iOS charts.

Sam holds an MBA from the University of California at Berkeley, which he attended between 2010 and 2012. Prior to this, he worked as an investor for CVC Credit Partners and Elgin Capital, a UK hedge fund. He qualified as a Chartered Accountant with PricewaterhouseCoopers in 2006 and graduated from Oxford University in 2002 with a degree in Physics.

Peter Buettner, VP of Engineering

Peter Buettner has served as VP of Engineering at 8tracks since October 2015. Prior to joining 8tracks, he built and led Bottleshake's engineering team for almost a year. From February 2011 through August 2014, he was Senior Engineering Director at Zynga, where he broke new ground in mobile gaming on iOS, Android, Kindle and web, and held the Game Studio COO role, leading hiring for all functional groups, finances (P&L) and personnel/HR issues, as well as due-diligence and onboarding of acquisitions.

From 2006 to 2011, Peter was Director of Client Software Systems at Gracenote, which was acquired by Sony in 2008. While in this role, he helped lead and grow the front-end engineering team from 10 to 50 members, both domestically and internationally, and also managed the design, development and production of Gracenote's award-winning digital media recognition and content delivery platform.

Before Gracenote, Peter spent over a decade working at Dolby Laboratories, where he became Senior Engineering Manager of the Technology Development Group and helped grow the team from 3 to 20 members. Peter spent 5 years on Dolby's R&D team, where his work earned him an Emmy Award for "Outstanding achievement in engineering development of Dolby E" in 2005.

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COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2015, we compensated our executive officers as follows:

Name	Capacities in which compensation was received	Cash compensation ($)	Other compensation ($) (1)	Total compensation ($)
David Porter	CEO	$110,000	$0	$110,000
Remi Gabillet (2)	CTO	$36,782	$0	$36,782
Sam Filer	Director of Finance & Operations	$32,944	$0	$32,944

(1) The executives received medical and health benefits, generally available to all salaried employees.

(2) For the fiscal year ended December 31, 2015, 26,260 options granted to Remi Gabillet under the 2006 Stock Plan, as amended and restated, vested.

For the fiscal year ended December 31, 2015, David Porter, the sole director, was not compensated for his services as a Director.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Title of class	Beneficial owner	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class (1)
Common	David Porter	51 Sharon Street, San Francisco, CA 94114	2,500,000 shares of common stock	53,008 shares of Series Seed Preferred	60.41% (60.91%)(2)
Common	Remi Gabillet	736 Arkansas Street, San Francisco, CA 94107	1,000,000 shares of common stock	105,000 under stock options	24.16% (26.04%)(2)
Common	Sam Filer	51 Sharon Street, San Francisco, CA 94114	0 shares of common stock	42,854 under stock options	0% (1.02%)(2)
Preferred	SoftTech VC III, L.P.	530 Lytton Avenue, Floor 2, Palo Alto, CA 94301	339,623 shares of Series Seed Preferred and 11,455 Series Seed 2 Preferred	N/A	11.44%
Preferred	SPA Special Investment Fund, L.P.	c/o TAG Associates 75 Rockefeller Plaza, Suite 900, New York, NY 10019	339,623 shares of Series Seed Preferred	N/A	11.06%
Preferred	Index Ventures V (Jersey), L.P. (3)	c/o Index Venture Associates V Limited, Ogier House, The Esplanade, St. Helier, Jersey JE4 9WG	316,049 shares of Series Seed Preferred and 21,320 Series Seed 2 Preferred	N/A	10.99%
Preferred	Yucca (Jersey) SLP (as administrator of the Index V Seed Co-Investment Scheme) (3)	Ogier House, The Esplanade, St. Helier, Jersey JE4 9WG	16,769 shares of Series Seed Preferred and 1,130 Series Seed 2 Preferred	N/A	0.43%
Preferred	Yucca (Jersey) SLP (as administrator of the Index Co-Investment Scheme) (3)	Ogier House, The Esplanade, St. Helier, Jersey JE4 9WG	4,245 shares of Series Seed Preferred and 286 Series Seed 2 Preferred	N/A	0.11%
Preferred	Index Ventures V Parallel Entrepreneur Fund (Jersey), L.P. (3)	c/o Index Venture Associates V Limited, Ogier House, The Esplanade, St. Helier, Jersey JE4 9WG	2,560 shares of Series Seed Preferred	N/A	0.08%
Preferred	Index Ventures Associates V Limited (3)	c/o Index Venture Associates V Limited, Ogier House, The Esplanade, St. Helier, Jersey JE4 9WG	173 Series Seed 2 Preferred	N/A	0.01%
Preferred	David Porter	51 Sharon Street, San Francisco, CA 94114	53,008 shares of Series Seed Preferred	N/A	1.73%

(1) Based on 4,138,530 shares of common stock on 3,069,390 shares of preferred stock outstanding prior to this Offering.

(2) This calculation is the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other person exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column may not add up to 100% for each class.

(3) For the purposes of the Preferred Stock, Index Ventures V (Jersey), L.P., Yucca (Jersey) SLP, Index Ventures V Parallel Entrepreneur Fund (Jersey), L.P. and Index Ventures Associates V Limited are under common control.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

We have not entered into any transactions in which the management or related persons have interest in outside of the ordinary course of our operations.

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SECURITIES BEING OFFERED

General

The company is offering Series A Preferred Stock to investors in this offering.

The following description summarizes important terms of the company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the Amended and Restated Certificate of Incorporation and its Bylaws, copies of which have been filed as Exhibits to the Offering Statement of which this Offering Circular is a part. For a complete description of 8tracks, Inc.'s capital stock, you should refer to its Amended and Restated Certificate of Incorporation, and Bylaws, and applicable provisions of the Delaware General Corporation Law.

Immediately following the completion of this offering, 8tracks, Inc.'s authorized capital stock will consist of 20,000,000 shares of Common Stock, $0.0001 par value per share, and 7,950,000 shares of Preferred Stock, $0.0001 par value per share, of which 2,500,000 designated as Series Seed Preferred Stock, 1,850,000 shares are designated as Series Seed 2 Preferred Stock, and 3,600,000 of those shares are designated as Series A Preferred Stock.

As of May 12, 2016, the outstanding shares of 8tracks, Inc. included: 4,138,530 shares of Common Stock, 2,280,418 shares of Series Seed Preferred Stock, and 788,972 shares of Series Seed 2 Preferred Stock.

Common Stock

Dividend Rights

Holders of Common Stock are not entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds, unless such dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted at the then-effective conversion rate applicable to such shares of Preferred Stock. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

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Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, but excluding matters that relate solely to the terms of a series of Preferred Stock.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of all shares of the outstanding Preferred Stock.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

Series Seed Preferred Stock and Series Seed 2 Preferred Stock

The company has authorized the issuance of two seed series of Preferred Stock. The series are designated Series Seed Preferred Stock and Series Seed 2 Preferred Stock (together the "Designated Preferred Stock"). Each series of Designated Preferred Stock contains substantially similar rights, preferences, and privileges.

Dividend Rights

Holders of Designated Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Those dividends are paid ratably to the holders of Common Stock and Preferred Stock based on the number of shares of Common Stock which would be held by each stockholder if all of the Preferred Stock was converted to Common Stock under the terms of the company's Amended and Certificate of Incorporation. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

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Voting Rights

Each holder of Designated Preferred Stock is entitled to one vote for each share of Common Stock, which would be held by each stockholder if all of the Preferred Stock was converted into Common Stock. Fractional votes are not permitted and if the conversion results in a fractional share, it will be rounded to the closest whole number. Holders of Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors, as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Designated Preferred Stock voting as a separate class. These matters include any vote to:

•	Amend or repeal of any provision of the Certificate of Incorporation or Bylaws if the action would alter, change or otherwise adversely affect the powers, preferences, or privileges, of any series of the Designated Preferred Stock;

•	Increase or decrease the authorized number of shares of Designated Preferred Stock or Common Stock or issue any additional shares of Designated Preferred Stock or Common Stock other than under the 2006 Stock Plan;

•	Authorize any new, or reclassify any existing class or series of equity securities with rights superior to or on par with any series of Designated Preferred Stock;

•	Increase the number of shares reserved for issuance to employees and consultants under the 2006 Stock Plan;

•	Redeem, repurchase, or otherwise acquire for value any shares of Common Stock or Designated Preferred Stock other than certain allowable repurchases;

•	Declare a dividend or distribute cash or property to holders of Designated Preferred Stock or Common Stock;

•	Increase or decrease the number of authorized directors of the company; and

•	Liquidate, dissolve, or wind-up the business, or effect any merger or consolidation of the company.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Designated Preferred Stock are entitled to liquidation preference superior to holders of the Common Stock and pari passu with holders of Series A Preferred Stock. Holders of Designated Preferred Stock will receive an amount for each share equal to greater of (i) the original price paid ($0.8833 per share for Series Seed Preferred Stock and $2.1824 per share for Series Seed 2 Preferred Stock, both adjusted for any stock split, stock dividend, recapitalization, or otherwise) plus any declared but unpaid dividends or (ii) the amount payable had all Preferred Stock been converted to Common Stock. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of all Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

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Rights and Preferences

The Designated Preferred Stock of is convertible into the Common Stock of the company as provided by Section 3 of the Amended and Restated Certificate of Incorporation. Each share of Designated Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes liquidation event of the company. The conversion price of the Designated Preferred Stock is equal to the issue price subject to anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Designated Preferred Stock.

Additionally, each share of the Designated Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933 or by the occurrence of an event voted on by the majority of Designated Preferred Stock holders. The shares will convert in the same manner as the voluntary conversion.

Holders of our Designated Preferred Stock have a right of co-sale and a right of first refusal to purchase shares in new securities the company may propose to sell after the date of that agreement. The right of first refusal in the agreement will end if the company makes an initial public offering.

Holders of our Designated Preferred Stock and Series A Preferred Stock have preference over Common Stock.

Series A Preferred Stock

Dividend Rights

Holders of our Series A Preferred Stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. Series A Preferred Stock will receive dividends, if any, in preference to the holders of Common Stock and Designated Preferred Stock.

The dividends are not cumulative and are available when, as, and if declared by the Board. There is no requirement or penalty for us to declare dividends. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

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Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Series A Preferred Stock are entitled to liquidation preference superior to holders of the Common Stock and pari passu with holders of Designated Preferred Stock. Holders of Series A Preferred Stock will receive an amount for each share equal to greater of (i) the original price paid ($3.20 per share adjusted for any stock split, stock dividend, recapitalization, or otherwise) plus any declared but unpaid dividends or (ii) the amount payable had all Preferred Stock been converted to Common Stock. If, upon such liquidation, dissolution or winding up, the assets and funds that are distributable to the holders of all Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such assets and funds will be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amounts to which they would otherwise be entitled to receive.

Conversion to Common Stock

Holders of the Series A Preferred stock will have the right to convert their shares to Common Stock at any time, and will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933 or by the occurrence of an event voted on by the majority of Designated Preferred Stock holders. The conversion rate may change from time to time if we complete a stock split, reorganization, recapitalization, or the like, but the initial conversion rate will be one-to-one.

Redemption

The Series A Preferred Stock, like the other series of preferred stock, is not redeemable.

Voting Rights

The Series A Preferred Stock is non-voting except as required under law. Generally, this means that the holders of Series A Preferred Stock may vote if any proposed amendment to the powers, preferences or special rights of the Series A Preferred Stock would affect the holders of the Series A Preferred Stock adversely, but will not adversely affect the other series of Designated Preferred Stock. The holders of Series A Preferred Stock are subject to a drag-along provision as set forth in the Investors’ Rights Agreement, pursuant to which each holder of Series A Preferred Stock agrees that, in the event the Company’s Board and the holders of a majority of the Company’s voting stock vote in favor of a sale of the company, then such holder of Series A Preferred stock will vote in favor of the transaction if such vote is solicited, refrain from exercising dissenters’ rights with respect to such sale of the Company, and deliver any documentation or take other actions reasonably required, amongst other covenants.

Rights and Preferences

The Series A Preferred Stock of is convertible into the Common Stock of the company as provided by Section 3 of the Amended and Restated Certificate of Incorporation. Each share of Series A Preferred Stock is convertible at the option of the holder of the share as any time after issuance and prior to the closing of any transaction that constitutes liquidation event of the company. The conversion price of the Series A Preferred Stock is equal to the issue price subject to anti-dilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the respective series of Series A Preferred Stock.

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Additionally, each share of the Series A Preferred Stock will automatically convert into the Common Stock of the company immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act of 1933 or by the occurrence of an event voted on by the majority of Designated Preferred Stock holders. The shares will convert in the same manner as the voluntary conversion.

Holders of Series A Preferred Stock do not, by virtue thereof, have any rights of first offer with respect to future issuances of Company capital stock, rights to require the Company to redeem the Series A Preferred Stock, rights to demand registration of the Series A Preferred Stock, or rights to receive certain information described in the Company’s Investors’ Rights Agreement.

The Series A Preferred Stock may be transferred to a prospective transferee in accordance with certain restrictions, including but not limited to, written agreement of the prospective transferee to be bound by the terms of the Subscription Agreement. These restrictions include restrictions on transferability and resale, including a lock-up period in the event of a public offering, as set forth in the Subscription Agreement. The lock up provides that the holders of Series A Preferred Stock, along with all other holders of preferred stock and large holders of Common Stock, will not transfer any such stock within the 180-day period following an initial public offering. The shares are not subject to additional restrictions on transferability in the company’s corporate documents, but are subject to transferability restrictions pursuant to the securities laws. The company may require an opinion of counsel, reasonably satisfactory to the company, that such offer, sale or transfer complies with the Securities Act of 1933 and any applicable state securities laws.

Holders of our Series A Preferred Stock and Designated Preferred Stock have preference over Common Stock.

38

PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

The company is offering up to 3,437,500 shares of Series A Preferred Stock, as described in this Offering Circular. The company has engaged SI Securities, LLC as its sole and exclusive placement agent to assist in the placement of its securities. SI Securities, LLC is under no obligation to purchase any securities or arrange for the sale of any specific number or dollar amount of securities.

Commissions and Discounts

The following table shows the total discounts and commissions payable to the placement agents in connection with this offering:

Per
Share
Public offering price	$3.20
Placement Agent commissions	$0.24
Proceeds, before expenses, to us	$2.96

Placement Agent Warrants

The company has agreed to issue to SI Securities, LLC, for nominal consideration, a warrant to purchase up to a total of  5% of the shares of Series A Preferred Stock. The shares of Series A Preferred Stock issuable upon exercise of this warrant will have identical rights, preferences, and privileges to those being offered by this Offering Circular. This warrant will (i) be exercisable at 100% of the per share public offering price; (ii) be exercisable until the date that is 5 years from the qualification date of this offering; (iii) contain automatic cashless exercise provisions upon a liquidity event or expiration; (iv) contain customary weighted average anti-dilution price protection provisions and immediate cashless exercise provisions and will not be callable by the company; (v) contain customary reclassification, exchange, combinations or substitution provisions (including with respect to convertible indebtedness); and (vi) contain other customary terms and provisions. The exercise price and number of shares issuable upon exercise of the warrant may be adjusted in certain circumstances including in the event of a share dividend, or the company's recapitalization, reorganization, merger or consolidation.

This warrant has been deemed compensation by FINRA and is therefore subject to a 180-day lock-up pursuant to FINRA Rule 5110(g)(1). In accordance with FINRA Rule 5110(g)(1), neither this warrant nor any securities issuable upon exercise of this warrant may be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the qualification economic disposition of such securities by any person for a period of 180 days immediately following the qualification date or commencement of sales of this offering, except to any placement agent and selected dealer participating in the offering and their bona fide officers or partners and except as otherwise provided for in FINRA Rule 5110(g)(2). In addition, this warrant grants its holders “piggyback” registration rights for periods of seven years from the qualification date of this offering.

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Other Terms

The company is obligated to reimburse SI Securities, LLC for up to a maximum amount of $12,500 in actual accountable out-of-pocket expenses.

Except as set forth above, the company is not under any contractual obligation to engage SI Securities, LLC to provide any services to the company after this offering, and has no present intent to do so. However, SI Securities, LLC may, among other things, introduce the company to potential target businesses or assist the company in raising additional capital, as needs may arise in the future. If SI Securities, LLC provides services to the company after this offering, the company may pay SI Securities, LLC fair and reasonable fees that would be determined at that time in an arm’s length negotiation.

For a period of two-hundred and seventy days from the start of our engagement, we have agreed to provide SI Securities, LLC prior written notice of any proposed future Regulation A offering of our securities and therein shall provide SI Securities, LLC the opportunity to act as a placement agent for such offering on substantially the same terms.

SI Securities, LLC intends to use an online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the “Online Platform”) to provide technology tools to allow for the sales of securities in this offering.

Selling Security holders

No securities are being sold for the account of security holders; all net proceeds of this offering will go to the company.

Investors’ Tender of Funds

After the Offering Statement has been qualified by the Commission, the company will accept tenders of funds to purchase the Series A Preferred Stock. The company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Upon closing, funds tendered by investors will be made available to the company for its use.

In order to invest you will be required to subscribe to the Offering via the Online Platform and agree to the terms of the Offering, Subscription Agreement, which includes the adoption of the Investors’ Rights Agreement, and any other relevant exhibit attached thereto.

In the event that it takes some time for the company to raise funds in this offering, the company will rely on income from sales, funds raised in an offering from accredited investors, credit available from Silicon Valley Bank and cash on hand of $.4 million as of December 31, 2015.

40

FINANCIAL STATEMENTS

8tracks, Inc.

A Delaware Corporation

Financial Statements and Independent Auditor’s Report

December 31, 2015 and 2014

41

8TRACKS, INC.

42

To the Board of Directors of

8tracks, Inc.

San Francisco, California

INDEPENDENT AUDITOR’S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of 8tracks, Inc., which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, comprehensive loss, changes in stockholders’ equity (deficiency), and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

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Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 8tracks, Inc., as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 2 to the financial statements, the Company has experienced negative cash flows from operating activities of $2,141,463 and $483,422 and comprehensive losses of $2,640,886 and $1,499 for the years ended December 31, 2015 and 2014, both respectively, and has an accumulated deficit of $3,413,229 and $804,305 as of December 31, 2015 and 2014, respectively. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ Artesian CPA, LLC

Denver, Colorado

March 23, 2016

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202

p: 877.968.3330 f: 720.634.0905

info@ArtesianCPA.com | www.ArtesianCPA.com

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8tracks, Inc.

BALANCE SHEETS

As of December 31, 2015 and 2014

	2015	2014

ASSETS
Current Assets:
Cash and cash equivalents	$421,813	$1,524,801
Restricted cash	75,000	-
Accounts receivable	1,138,021	1,413,078
Prepaid expenses	41,540	31,129
Prepaid royalties	17,426	7,765
Total Current Assets	1,693,800	2,976,773

Property and Equipment:
Property and equipment, at cost	70,304	39,991
Less: Accumulated depreciation	(30,503)	(14,577)
Property and Equipment, net	39,801	25,414

TOTAL ASSETS	$1,733,601	$3,002,187

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Liabilities:
Current Liabilities:
Accounts payable	$29,719	$89,903
Accrued expenses	44,392	63,918
Accrued royalties	666,785	358,119
Deferred revenue	10,987	12,553
Pending investment	31,000	-
Notes payable - current portion	166,667	-
Total Current Liabilities	949,550	524,493
Long-Term Liabilities:
Notes payable - net of current portion	893,992	-
Total Liabilities	1,843,542	524,493

Stockholders' Equity (Deficiency):
Series Seed Preferred Stock (Convertible), $0.0001 par, 2,500,000 shares authorized, 2,280,418 shares issued and outstanding at at each December 31, 2015 and 2014. Convertible into one share of common stock. Liquidation preference of $2,014,293 at each December 31, 2015 and 2014.	228	228
Series Seed-2 Preferred Stock (Convertible), $0.0001 par, 650,000 shares authorized, 643,776 shares issued and outstanding at at each December 31, 2015 and 2014. Convertible into one share of common stock. Liquidation preference of $1,404,976 at each December 31, 2015 and 2014.	64	64
Common Stock, $0.0001 par, 10,100,000 shares authorized, 4,138,530 and 4,117,698 shares issued and outstanding at December 31, 2015 and 2014, respectively.	414	412
Additional paid-in capital	3,337,445	3,284,196
Accumulated other comprehensive loss	(34,863)	(2,901)
Accumulated deficit	(3,413,229)	(804,305)
Total Stockholders' Equity (Deficiency)	(109,941)	2,477,694

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)	$1,733,601	$3,002,187

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

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8tracks, Inc.

STATEMENTS OF OPERATIONS

For the years ended December 31, 2015 and 2014

	2015	2014

Revenue:
Advertising	$3,032,099	$3,877,332
Subscriptions	51,346	30,342
Other revenue	11,824	20,579
Total revenue	3,095,269	3,928,253
Costs of revenue:
Content acquisition costs	1,494,865	1,131,821
Other costs of revenue	550,068	512,867
Total costs of revenue	2,044,933	1,644,688
Gross Profit	1,050,336	2,283,565

Operating Expenses:
Compensation & benefits	2,510,858	1,608,503
General & administrative	645,994	348,247
Professional services	443,652	298,948
Sales & marketing	39,181	26,465
Total Operating Expenses	3,639,685	2,282,163

Income (loss) from operations	(2,589,349)	1,402

Other Income (Expense):
Interest income	21	-
Interest expense	(19,596)	-
Total Other Income (Expense)	(19,575)	-

Provision for (benefit from) income taxes	-	-

Net Income (Loss)	$(2,608,924)	$1,402

Weighted-average common shares outstanding
-Basic and Diluted	4,131,230	4,100,808
Net loss per common share
-Basic and Diluted	$(0.63)	$0.00

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

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8tracks, Inc.

STATEMENTS OF COMPREHENSIVE LOSS

For the years ended December 31, 2015 and 2014

	2015	2014

Net income (loss)	$(2,608,924)	$1,402
Other comprehensive loss:
Change is foreign currency translation adjustment	(31,962)	(2,901)
Total other comprehensive loss	(31,962)	(2,901)

Total comprehensive loss	$(2,640,886)	$(1,499)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

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8tracks, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIENCY)

For the years ended December 31, 2015 and 2014

	Series Seed Preferred Stock (Convertible)		Series Seed-2 Preferred Stock (Convertible)		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders' Equity (Deficiency)

Balance at January 1, 2014	2,280,418	$228	-	$-	4,087,949	$409	$1,878,594	$-	$(805,707)	$1,073,524

Stock based compensation	-	-	-	-	-	-	15,087	-	-	15,087
Offering costs	-	-	-	-	-	-	(21,558)	-	-	(21,558)
Issuance of preferred stock	-	-	643,776	64	-	-	1,404,936	-	-	1,405,000
Exercise of stock options	-	-	-	-	29,749	3	7,137	-	-	7,140
Other comprehensive loss	-	-	-	-	-	-	-	(2,901)	-	(2,901)
Net Income	-	-	-	-	-	-	-	-	1,402	1,402
Balance at December 31, 2014	2,280,418	$228	643,776	$64	4,117,698	$412	$3,284,196	$(2,901)	$(804,305)	$2,477,694

Stock based compensation	-	$-	-	$-	-	$-	$44,160	$-	$-	$44,160
Offering costs	-	-	-	-	-	-	(125)	-	-	(125)
Exercise of stock options	-	-	-	-	20,832	2	9,214	-	-	9,216
Other comprehensive loss	-	-	-	-	-	-	-	(31,962)	-	(31,962)
Net loss	-	-	-	-	-	-	-	-	(2,608,924)	(2,608,924)
Balance at December 31, 2015	2,280,418	$228	643,776	$64	4,138,530	$414	$3,337,445	$(34,863)	$(3,413,229)	$(109,941)

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

48

8tracks, Inc.

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2015 and 2014

	2015	2014
Cash Flows From Operating Activities
Net Income (Loss)	$(2,608,924)	$1,402
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	15,925	9,650
Stock compensation expense	44,160	15,087
Changes in operating assets and liabilities:
(Increase)/Decrease in restricted cash	(75,000)	-
(Increase)/Decrease in accounts receivable	275,056	(740,949)
(Increase)/Decrease in prepaid expenses	(10,408)	9,904
(Increase)/Decrease in prepaid royalty	(9,661)	1,265
(Increase)/Decrease in other assets	-	1,200
Increase/(Decrease) in accounts payable	(60,185)	5,961
Increase/(Decrease) in accrued expenses	(19,526)	7,465
Increase/(Decrease) in accrued royalties	308,666	193,040
Increase/(Decrease) in deferred revenue	(1,566)	12,553
Net Cash Used In Operating Activities	(2,141,463)	(483,422)

Cash Flows From Investing Activities
Purchase of property and equipment	(30,313)	(20,155)
Net Cash Used In Investing Activities	(30,313)	(20,155)

Cash Flows From Financing Activities
Proceeds from unapplied pending investment	31,000	-
Proceeds from issuance of growth capital note payable	500,000	-
Proceeds from issuance of revolving note payable	600,000	-
Repayments on revolving note payable	(39,341)	-
Proceeds from issuance of Series Seed-2 Preferred Stock	-	1,405,000
Offering costs	(125)	(21,558)
Proceeds from exercise of stock options	9,216	7,140
Net Cash Provided By Financing Activities	1,100,750	1,390,582

Effect of foreign currency translation adjustments	(31,962)	(2,901)

Net Change In Cash	(1,102,988)	884,104

Cash at Beginning of Period	1,524,801	640,697
Cash at End of Period	$421,813	$1,524,801

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$19,596	$-

See Independent Auditor’s Report and accompanying notes, which are an integral part of these financial statements.

49

8tracks, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

8tracks, Inc. (the “Company”) was incorporated on October 13, 2006 under the laws of the State of Delaware and is licensed to do business in the state of California, where its principal offices are located. The Company offers “crowd curated” internet radio. An estimated 1% of its user base curates and publishes playlists; the other 99% visit the mobile applications or website to tune in. The business is supported primarily through advertising (native, video, and display) and secondarily through subscription.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has experienced negative cash flows from operating activities of $2,141,463 and $483,422 and comprehensive losses of $2,640,886 and $1,499 for the years ended December 31, 2015 and 2014, both respectively, and has an accumulated deficit of $3,413,229 and $804,305 as of December 31, 2015 and 2014, respectively. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate cash from operating activities or to raise additional capital to finance its operations. No assurance can be given that the Company will be successful in these efforts.

Management’s plans to address this substantial doubt to the Company’s ability to continue as a going concern are as follows:

The Company's decline in revenue in 2015 was primarily attributable to a decline in audience (listeners) and engagement (average hours per listener). Instead of seeking growth in listeners and hours, much of the Company's focus shifted instead to monetization (tracked by "RPM" or revenue per 1,000 hours). The Company is seeking additional capital in 2016.  New funding would allow the Company to hire requisite talent in engineering, product, and marketing, and focus on growth in its audience (listeners) and level of engagement (hours per listener) as well as monetization (RPM).

The Company has historically performed limited traditional marketing.  Through new funding and new hires in marketing, the Company will seek to improve search engine optimization, build better tools to encourage organic sharing of playlists, and pursue traditional marketing tactics. The Company will continue to drive listener conversion and retention in a number of ways: improving the first-time user experience; personalizing the user experience based on taste and context; creating a music library to support mobile playlist creation without the need for uploads; and integrating with one or more on-demand services. To increase RPM, the Company intends to hire more advertising salespeople in key markets; develop and improve its native ad product suite; and revise the product, pricing, and positioning of its ad-free subscription (8tracks Plus).

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP) and Article 8 of Regulation S-X of the rules and regulations of the Securities and Exchange Commission (SEC). All of the Company's operations are considered one operating segment.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents, Investments, and Concentration of Cash Balance

The Company classifies all highly liquid investments purchased with a maturity of three months or less to be cash equivalents. The Company classifies investments as either short-term or long-term based on each instrument's underlying contractual maturity date. Investments with maturities of twelve months or less are classified as short-term and those with maturities greater than twelve months are classified as long-term.

See accompanying Independent Auditor’s Report

50

8tracks, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014 and for the years then ended

At times during the year, the Company may maintain funds on deposit at its banks in excess of FDIC insurance limits.

Cash, cash equivalents, and restricted cash consisted of the following:

	2015	2014

Cash	$416,522	$1,524,801
Money market funds (restricted cash)	75,000	-
Foreign currency	5,291	-
Cash and cash equivalents and restricted cash	$496,813	$1,524,801

Our short-term money market investments are classified as cash equivalents. No unrealized gains or losses were recognized during the years ended December 31, 2015 and 2014.

Foreign Currency is denoted in Canadian Dollars (CAD) and converted into U.S. Dollars (USD). The December 31, 2015 balance was converted into United States Dollar using a rate of 1.38540 CAD per USD.

The Company had entered into a cash collateral agreement in connection with a credit card account. As of December 31, 2015, $75,000 of cash held was restricted as collateral on the credit card balance.

Fair Value of Financial Instruments

FASB ASC 825, "Financial Instruments" requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported on the balance sheet for assets and liabilities qualifying as financial instruments are a reasonable estimate of fair value.

As defined in FASB ASC 820, "Fair Value Measurements", fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. In determining fair value, the Company utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the examination of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

See accompanying Independent Auditor’s Report

51

8tracks, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014 and for the years then ended

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

A financial instrument's categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. All investments held at December 31, 2015 and 2014 are classified as Level 1 within the fair value hierarchy.

Accounts Receivable

The Company invoices at the beginning of each reporting period based on the amount of accrued revenue from the previous period. Payments received can lag between 1 to 3 months from invoice date. Several contracts are denoted in foreign currencies and have been converted as of the date of the invoice at conversion rates then in effect. The Company assesses its accounts receivable based on historical loss patterns, current receivables aging, and assessments of specific identifiable customer accounts considered at risk or uncollectible.  The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts.  Based on these assessments, the Company determined that an allowance for doubtful accounts on its accounts receivable balance as of December 31, 2015 and 2014 was not necessary.

Property and Equipment

Property and equipment is carried at cost. Expenditures for maintenance and repairs are charged to expense as incurred. Additions and betterments are capitalized. The cost and related accumulated depreciation of property and equipment sold or otherwise disposed of are removed from the accounts and any gain or loss is reflected in the current year’s earnings.

Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of these assets is measured by a comparison of the carrying amounts to the future undiscounted cash flows the assets are expected to generate. If property and equipment are considered to be impaired, the impairment to be recognized equals the amount by which the carrying value of the asset exceeds its fair market value. There were no material write-offs during the years ended December 31, 2015 or 2014.

	2015	2014

Computer & equipment	$54,980	$35,058
Furniture and fixtures	15,324	4,933
	70,304	39,991
Accumulated Depreciation	(30,503)	(14,577)

Property and equipment, net	$39,801	$25,414
Depreciation Expense	$15,925	$9,650

See accompanying Independent Auditor’s Report

52

8tracks, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014 and for the years then ended

The Company primarily follows the straight-line method of depreciation utilizing the following lives:

Class	Years
Furniture and fixtures	5
Office & Computer equipment	3

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.  Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Revenue Recognition

The Company recognizes revenue when four basic criteria are met: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which the products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. We consider a signed agreement, a binding insertion order or other similar documentation to be persuasive evidence of an arrangement. Collectability is assessed based on a number of factors, including transaction history and the creditworthiness of a customer. If it is determined that collection is not reasonably assured, revenue is not recognized until collection becomes reasonably assured, which is generally upon receipt of cash. We record cash received in advance of revenue recognition as deferred revenue.

Advertising Revenue

The Company generates advertising revenue primarily from audio, display, and video advertising. The Company generates the majority of its advertising revenue through the delivery of advertising impressions sold on a cost per thousand, or CPM, basis. In determining whether an arrangement exists, we ensure that a binding arrangement, such as an insertion order or a fully executed customer-specific agreement, is in place. Revenue is generally recognized based on delivery information from campaign trafficking systems.

See accompanying Independent Auditor’s Report

53

8tracks, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014 and for the years then ended

The Company also generates advertising revenue pursuant to arrangements with advertising agencies and brokers. Under these arrangements, agencies and brokers are provided the ability to sell advertising inventory on our service directly to advertisers. We report this revenue net of amounts due to agencies and brokers as the Company is not the primary obligor under these arrangements, and therefore, we do not set the pricing and do not establish or maintain the relationship with the advertisers.

Subscription and Other Revenue

Subscription and other revenue is generated primarily through the sale of a premium version of the Company’s service which currently includes advertisement-free access and higher audio quality on supported devices. The Company offers six month and annual subscription options. Revenues under these arrangements are recognized over the term of the subscription.

Multiple-element arrangements

The Company enters into arrangements with customers to sell advertising packages that include different media placements or ad services that are delivered at the same time, or within close proximity of one another. We recognize the relative fair value of the media placements or ad services as they are delivered assuming all other revenue recognition criteria are met.

Cost of Revenue - Content Acquisition Costs:

Content acquisition costs principally consist of royalties paid for music streamed to our listeners. Royalties are currently calculated under statutory licenses or negotiated rates documented in agreements. The majority of our royalties are payable based on a cost-per-play of a sound recording, while in other cases our royalties are payable based on a percentage of our revenue or a formula that involves a combination of per performance and revenue metrics. For royalty arrangements under negotiation, we accrue for estimated royalties based on the available facts and circumstances and adjust these estimates as more information becomes available.

During the years ended December 31, 2015 and 2014, the Company reported royalties based on playback of at least 30 seconds of a song. Subsequent to December 31, 2015 and 2014, the Company revised its policy to report royalty obligations based on playback of any portion of a song, which will result in higher “costs of revenue – content acquisition costs” on the Statement of Operations in future periods. This matter is further discussed in Note 9 to these financial statements.

Compensation & Benefits

Compensation and benefits consists primarily of employee-related costs, including salaries, commissions and benefits related to employees, health insurance, recruiting, and payroll taxes.

See accompanying Independent Auditor’s Report

54

8tracks, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014 and for the years then ended

Sales and Marketing

Sales and marketing expenses include transaction processing commissions on subscription purchases through mobile app stores, external sales and marketing expenses such as brand marketing, public relations expenses, costs related to music events, agency platform, and media measurement expenses.

General and Administrative

General and administrative consists primarily of internal information technology, rent, utilities, travel, bad debt expense, subscriptions and software licenses, depreciation, and other administrative expenses.

Professional Services

Professional services costs include outside legal, accounting services, and outside consultants and contractors.

Stock-Based Compensation

The Company has established a stock-based incentive program as discussed in more detail in Note 6. The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.  The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company files income tax returns in the United States and is subject to income tax examinations for its U.S. federal income taxes for the preceding three years and, in general, is subject to state and local income tax examinations for the preceding three years.

See accompanying Independent Auditor’s Report

55

8tracks, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014 and for the years then ended

Net Earnings or Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Basic and diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period. Potentially dilutive securities are excluded from the computation of the diluted net earnings or loss per share if their inclusion would be anti-dilutive, and consist of the following items on the basis of common shares upon full conversion as of December 31, 2015 and 2014:

	2015	2014

Preferred Stock	2,924,194	2,924,194
Stock Options	1,187,740	446,463
Common Stock Warrants	25,712	-
	4,137,646	3,370,657

All potentially dilutive securities are anti-dilutive for the years ended December 31, 2015 and 2014, and therefore, diluted net loss per share is the same as basic net loss per share for each year.

Concentrations on Accounts Receivable

The Company has concentrations of credit risk related to trade receivables where McCann New York and Carat USA - Media Accounting represent 17% and 13% of the accounts receivable balance as of December 31, 2015, respectively. Additionally, Starcom MediaVest Group, Inc. and Carat USA - Media Accounting represent 19% and 11% of the accounts receivable balance as of December 31, 2014, respectively. If one or more of these vendors did not satisfy their obligations, it could have a material impact on the Company.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the balance sheet. The deferred offering costs will be charged to stockholders’ equity upon the completion of an offering or to expense if the offering is not completed. No offering costs are capitalized as of December 31, 2015 or 2014.

NOTE 4: NOTES PAYABLE

In April 2015, the Company entered into a loan agreement with Silicon Valley Bank which issued two loans to the Company: Revolving Loan and Growth Capital Loan.

Revolving Loan: The loan is based off of the Company’s eligible account receivables balance, and allows for borrowing of up to the lessor of $2,000,000 or the borrowing base (defined in the agreement as eligible accounts receivable multiplied by 80%). The loan balance as of December 31, 2015 was $560,659. The loan matures two years after issuance on April 28, 2017 and has a variable interest rate of prime plus 1% (4.5% as of December 31, 2015). The revolving line may be terminated prior to the stated maturity date (April 28, 2017) date upon: (i) by borrower, effective three business days after written notice to the lender (subject to a $20,000 fee for early termination if within the first year of the note agreement); (ii) by the lender at any time after the occurrence and during the continuance of an event of default. No payments are due on this loan prior to the maturity date, subject to the maximum loan amount and compliance with all other provisions of the agreement. The lender may suspend advances at its discretion. The loan is secured by the all of the Company’s assets and its accounts receivable.

See accompanying Independent Auditor’s Report

56

8tracks, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014 and for the years then ended

Growth Capital Loan: The Growth Capital Loan allowed for up to two advances through December 31, 2015 in an amount not to exceed $500,000. The Company had drawn the full $500,000 during 2015 and this amount remained outstanding as of December 31, 2015. This loan bears a variable interest rate of prime plus 2.75% (6.25% as of December 31, 2015). Interest only payments were required commencing on June 1, 2015, and continued monthly thereafter for the duration of the interest-only period, which ended December 31, 2015. Thereafter, commencing on January 1, 2016, 36 monthly payments of $13,889 principal, plus all accrued but unpaid interest at each payment date, are due monthly until maturity on December 1, 2018. Prepayment is allowed without penalty and mandatory prepayment of all outstanding principal and accrued interest, penalties, and fees is triggered by default under the terms of the agreement. A default interest rate of an additional 5% becomes applicable in the event of a default event, as defined in the agreement. The loan is secured by substantially all assets of the Company.

Interest expenses were paid to date as of December 31, 2015. Total interest expense on the loans was $19,596 for the year ended December 31, 2015.

The loans are subject to various covenants, including reporting covenants, borrowing base eligibility covenants, and negative covenants limiting the Company’s rights to dispose of assets, changes of control, adding new offices or business locations without prior authorization of the lender, change of jurisdictions, legal name, or organizational structure, moving collateral, and other items as defined in the agreement. All accounts receivable are sent to a lockbox in the custody of the lender.

Common stock warrants were issued in conjunction with these notes, as described in Note 6.

The following schedule presents the Company’s notes payable principal due by maturity year:

2016	$166,667
2017	727,326
2018	166,666
Total	$1,060,659

NOTE 5: STOCKHOLDERS’ EQUITY

The Company filed amended and restated articles of incorporation on August 1, 2014, authorizing the issuance of 10,100,000 shares of $0.0001 par common stock and 3,150,000 shares of $0.0001 par preferred stock, designated as 2,500,000 shares of Series Seed Preferred Stock and 650,000 shares of Series Seed-2 Preferred Stock.

See accompanying Independent Auditor’s Report

57

8tracks, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014 and for the years then ended

This filing granted preferred stockholders certain rights and privileges in the event of a liquidation event including a liquidation preference equal to the greater of: a) original purchase price (defined as $0.8833 per share for Series Seed Preferred Stock and $2.1824 per share for Series Seed-2 Preferred Stock, both adjusted for any stock split, stock dividend, recapitalization, or otherwise) plus any declared but unpaid dividends; b) such amount per share as would have been payable had all shares of preferred stock been converted into common stock immediately prior to such liquidation event. It also established conversion rights where each share of preferred stock is convertible at the option of the holder, without payment of additional consideration, at any time, into such number of fully paid and non-assessable shares of common stock as is determined by dividing the original purchase price for such share of preferred stock by the conversion price for such share of preferred stock in effect at the time of the conversion. The conversion price for each share of preferred stock shall mean the original issue price for such share of preferred stock, with certain dilution protections for stock splits, combinations, or other similar transactions.

The Company has reserved 2,546,404 and 1,492,659 shares of common stock as of December 31, 2015 and 2014, respectively, under the 2006 Stock Plan, with the increase approved by the Company in January of 2015.

Common Stock

4,138,530 and 4,117,698 shares of common stock are outstanding as of December 31, 2015 and 2014, respectively. Issuances of common stock during the years ended December 31, 2015 and 2014 were 20,832 and 29,749 shares, both respectively, related to the exercise of stock options. These stock option exercises provided proceeds of $9,216 and $7,140 for the years ended December 31, 2015 and 2014, respectively.

Certain founder shares were subject to restricted stock purchase agreements where shares were vested over a period of time of continuous service. As of December 31, 2015 and 2014 all such shares were fully vested.

Preferred Stock

2,924,194 shares of preferred stock are outstanding as of each December 31, 2015 and 2014. These shares were designed as 2,280,418 shares of Series Seed Preferred Stock and 643,776 shares of Series Seed-2 Preferred Stock, as of each December 31, 2015 and 2014. 643,776 shares of Series Seed-2 Preferred Stock were issued at $2.1824 per share, providing proceeds of $1,405,000, during the year ended December 31, 2014

NOTE 6: SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2006 Stock Plan, as Amended and Restated (the “Plan”), which provides for the grant of shares of stock options, stock purchase rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. Under the Plan, the number of shares available to be granted during the life of the plan is 2,546,404 and 1,492,659 as of December 31, 2015 and 2014, respectively, with the increase approved by the Company in January of 2015. The option exercise price is generally granted at the underlying stock’s fair market value at the date of the grant, and the maximum term of an option is ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Shares available for grant under the Plan amounted to 320,227 and 28,591 as of December 31, 2015 and 2014, respectively. Total shares granted over the life of the plan amounted to 2,767,157 and 1,862,311, with 540,980 and 398,243 of forfeitures added back into the plan, as of December 31, 2015 and 2014, all respectively. Additionally, 755,500 stock purchase rights were issued and exercised prior to creation of the 2006 Stock Plan.

See accompanying Independent Auditor’s Report

58

8tracks, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014 and for the years then ended

Vesting generally occurs over a period of immediately to four years. A summary of information related to stock options for the years ended December 31, 2015 and 2014 is as follows:

	December 31, 2015		December 31, 2014
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding - beginning of year	446,463	$0.37	430,677	$0.24
Granted	904,846	$0.70	136,000	$0.70
Exercised	(20,832)	$0.44	(29,749)	$0.24
Forfeited	(142,737)	$0.62	(90,465)	$0.29
Outstanding - end of year	1,187,740	$0.59	446,463	$0.37

Exercisable at end of year	431,936	$0.43	261,038	$0.31

Weighted average remaining vesting term on unvested options (months)	36		23

Weighted average grant date fair value of options granted during year	$0.29		$0.29

Weighted average duration to expiration of outstanding options at year-end (months)	9		9

Aggregate Intrinsic Value	$130,087		$147,413

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

See accompanying Independent Auditor’s Report

59

8tracks, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014 and for the years then ended

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the weighted-average vesting period and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of option grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2015 and 2014 are as follows:

	2015	2014

Risk Free Interest Rate	1.53% - 1.89%	1.64% - 2.14%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	40.00%	40.00%
Expected Life (years)	5.125 - 6.250	5.50 - 6.25
Fair Value per Stock Option	$0.262 - $0.294	$0.273 - $0.297
Exercise Price	$0.70	$0.70

Stock-based compensation expense of $44,160 and $15,087 was recognized under FASB ASC 718 for the years ended December 31, 2015 and 2014, respectively. Total unrecognized compensation cost on outstanding stock option awards amounted to $216,537 and $37,311, which will be recognized over a weighted average remaining vesting period of 36 months and 23 months, as of December 31, 2015 and 2014, all respectively.

Warrants

In conjunction with the debt financing discussed in Note 4, stock warrants were granted in April 2015 for 12,856 shares of common stock at an exercise price of $0.70, with certain dilution protections in the case of stock dividends, stock splits, and similar dilutive events. The stock warrant agreement further authorized the issuance of an additional 12,856 stock warrants upon funding of the growth capital loan discussed in Note 4. Therefore, the total outstanding stock warrants under this arrangement as of December 31, 2015 were 25,712. The warrants expire after a ten year term in April 2025. The warrants allow for cashless exercise at the number of shares derived by multiplying the number of shares granted in the warrant by the result of dividing the difference between the exercise date fair value per share and the warrant exercise price by the exercise date fair value per share. The warrants were valued by the Company at the grant date using the Black-Scholes model and were determined to have a trivial fair value, and therefore the fair value of the warrants issued was not recorded.

See accompanying Independent Auditor’s Report

60

8tracks, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014 and for the years then ended

NOTE 7:  INCOME TAXES

For the years ended December 31, 2015 and 2014, the Company did not record an income tax benefit because it has a three-year cumulative loss as of December 31, 2015, incurred a substantial taxable loss in 2015, and has not produced taxable income in excess of its net operating loss carryfoward in recent years. Therefore the Company cannot presently anticipate the realization of a tax benefit on its net operating loss carryforward, and accordingly, the Company recorded a full valuation allowance against its deferred tax assets of $1,482,002 and $197,307 as of December 31, 2015 and 2014, respectively. The Company intends to maintain a full valuation allowance on net deferred tax assets until sufficient evidence exists to support reversal of the valuation allowance. Deferred tax assets and liabilities are as follows:

	2015	2014
Deferred tax assets:
Net operating loss carryforward	$1,474,636	$196,314
Other	9,923	3,550
Deferred tax liabilities:
Other	(2,557)	(2,557)
Deferred tax asset	1,482,002	197,307
Valuation allowance	(1,482,002)	(197,307)
Net deferred tax asset	$-	$-

As of December 31, 2015 and 2014, the Company had federal net operating loss carryforwards of $2,986,720 and $425,150, respectively, which will begin to expire in 2031. At December 31, 2015 and 2014, the Company had California state net operating loss carryforwards of $2,733,354 and $181,661, which will begin to expire in 2032, and New York State and New York City net operating loss carryforwards of $2,958,016 and $406,323, which will begin to expire in 2031, all respectively.

	2015	2014

Statutory U.S federal tax rate	34.00%	34.00%
State and local income taxes - net of federal benefit	5.83%	5.83%
Valuation Allowance	-39.83%	-39.83%
Effective rate tax	0.00%	0.00%

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions.  The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 8: RELATED PARTY TRANSACTIONS

Operating Lease

The Company leases three office spaces under a month-to-month operating lease with a related party (significant investor in the Company). Rent expense paid under this arrangement was $96,194 and $63,008 for the years ended December 31, 2015 and 2014, respectively. The monthly rent rate in effect as of December 31, 2015 and 2014 was $10,800 and $6,986, respectively, with the increase related to expansion into an additional unit commencing in October of 2015.

See accompanying Independent Auditor’s Report

61

8tracks, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014 and for the years then ended

NOTE 9: CONTINGENCIES

The terms of the U.S. compulsory license for webcasting require that a royalty be paid for the transmission of all or any portion of a sound recording to a transmission recipient.  The Company calculates and pays royalties only on transmissions of sound recordings that are at least 30 seconds in duration.  In addition, while the Company's service is intended for, marketed to and actively monetized only in the U.S. and Canada, where sound recording and music composition royalties are paid to the applicable collection societies, any internet user, irrespective of location, has historically had access to 8tracks.

These factors represent unasserted potential claims against the Company that could result in a loss to the Company in a material amount for the years in which the Company utilized this royalty methodology and streamed its programming.  An accrual for a loss contingency was not made because the conditions described in FASB ASC 450-20-25-2 regarding probability of a loss have not been met and the amount of the potential loss cannot be reasonably estimated.

Subsequent to December 31, 2015, the Company revised its policy to report royalty obligations based on playback of any portion of a song, which will result in higher “costs of revenue – content acquisition costs” on the Statement of Operations in future periods, though an estimate of the expected increase is not readily determinable.  The Company began blocking access to its streaming outside the US and Canada in February 2016.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: RECENT ACCOUNTING PRONOUNCEMENTS

In August 2014, the FASB issued ASU 2014-15 on “Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. Currently, there is no guidance in U.S. GAAP about management’s responsibility to evaluate whether there is substantial doubt about an entity’s ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity’s ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term substantial doubt, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management’s plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management’s plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt these provisions.

See accompanying Independent Auditor’s Report

62

8tracks, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2015 and 2014 and for the years then ended

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2014-9, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-9”). ASU 2014-9 outlines a single comprehensive model for entities to use in accounting for revenue. Under the guidance, revenue is recognized when a company transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The standard is effective for non-public entities with annual reporting periods beginning after December 15, 2016. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the guidance.  We are currently evaluating implementation methods and the effect that implementation of this standard will have on our consolidated financial statements upon adoption.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 11: SUBSEQUENT EVENTS

On January 11, 2016, the Company amended and restated its Articles of Incorporation, changing the authorized shares to: 11,300,000 shares of $0.0001 par common stock and 4,350,000 shares of $0.0001 par preferred stock. Preferred stock was designated as 2,500,000 shares of Series Seed Preferred Stock and 1,850,000 shares of Series Seed-2 Preferred Stock.

In January 2016, the Company issued a common stock warrant for 4,132 shares of common stock at an exercise price of $0.70. The warrant expires in January of 2026.

In February 2016, the Company issued 145,196 shares of Series Seed-2 Preferred Stock at a price of $2.1824, providing investment proceeds of $316,876.

In 2016, the Company commenced activities related to filing a securities offering under Regulation A, where the Company intends to raise up to $11,000,000. The terms of this offering are not yet finalized, the offering has not been qualified by the Securities Exchange Commission, and the offering remains subject to changes as of the issuance date of these financial statements.

In March 2016, twenty employees participated in a voluntary temporary salary reduction program and a further three were furloughed as part of a bridge financing initiative ahead of the expected close of the aforementioned Regulation A securities offering.

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.  Subsequent events have been evaluated through March 23, 2016, which is the date the financial statements were available to be issued.

See accompanying Independent Auditor’s Report

63